Exhibit 3 to CBX ATS MA June 20, 2025

Part I: Identifying Information:

> **7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system:**
>
> *Primary:*   CoreSite ~~Realty Corporation~~ NY2 – New Jersey Data Center
> 2 Emerson Lane
> Secaucus, NJ 07094
>
> *Secondary:*   ~~Rackspace U.S., Inc.~~
> ~~125 Belmont Drive~~
> ~~Somerset, NJ 08873~~
> Equinix Data Center NY4
> 755 Secaucus Road
> Secaucus, NJ 07094

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers

> **b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?**

☒ *Yes*   ☐ *No*

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Pursuant to an Assignment of Intellectual Property between ILLC and its direct parent company, Instinet Holdings Incorporated, ("IHI"), IHI licenses to ILLC intellectual property employed by ILLC in connection with the operation of the ATS. Specifically, IHI licenses the ATS matching engine (see Part III Item 11), the functionality used to input and utilize market data (See Part III Item 23), and the systems and infrastructure providing connectivity to the ATS (See Part III Item 6). In addition, IHI develops and licenses certain algorithmic trading products to ILLC (See Part III Item 5).

Employees of NHA provide services to the ATS as detailed in Part II Item 6(a) above and Part II Item 7(d) below.

As discussed in Part III, Item 22, ILLC utilizes Broadridge Financial Solutions, Inc. systems and services for the purposes of recordkeeping, clearance and trade settlement processing.

ILLC utilizes FIS for securities lending, and WORM storage.

ILLC utilizes Best Execution and Surveillance Solutions, LLC for regulatory reporting services.

The Conditional, MOC and VWAP cross matching engine is hosted in CoreSite ~~Realty Corporation hosts ILLC's primary~~ NY2 – New Jersey Data Center in Secaucus, NJ, with a back up data center in ~~Seacaucus, NJ.~~ Rackspace ~~U.S., hosts ILLC's secondary data center~~ Technology Data Center in Somerset, NJ.

~~The Conditional Session, MOC and VWAP crosses are hosted in the primary data center and in the secondary data center.~~ The CBX Main Session currently operates in the ~~primary data center only without a secondary data center.~~ CoreSite NY2 Data Center. The ATS is scheduled to move the technology platform for the Main Session from CoreSite to the Equinix NY4 Data Center in Secaucus, NJ on August 4, 2025. The Main Session matching engine will continue to operate from the CoreSite Data Center until the switch over to Equinix NY4 occurs.

Beginning on July 21, 2025, Direct Subscribers may establish connectivity to the Main Session through Equinix NY4. Connectivity before and after the move is further described below in Part III, Item 5

Pico Quantitative Trading LLC ("Pico") provides hosting services in the Equinix NY4 Data Center.

ILLC consumes the Securities Information Processor feed ("**SIP**") as discussed in Part III, Item 23.

Part III: Manner of Operations

Item 5: Means of Entry

a. ***Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?***

☒ *Yes* ☐ *No*

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

ILLC utilizes the FIX 4.0 and FIX 4.2 protocol for global electronic trading and is FIX compliant with the standard messaging format of the FIX 4.0 and FIX 4.2 protocol version.

~~A Subscriber~~ As discussed below in Item 5(c), ILLC clients may send directed orders to the VWAP and MOC Crosses or the Main Session via a FIX connection. The VWAP, MOC, Conditional Cross and Main Session are currently hosted in the CoreSite Data Center in Secaucus.

The ATS plans to move the Main Session matching engine from the CoreSite Data Center to the Equinix NY4 Data Center in Secaucus on or around August 4, 2025. The VWAP, MOC and Conditional Cross matching engines will remain in CoreSite. Once the move is complete, the Main Session will operate from Equinix NY4 and cease to operate from CoreSite.

Pico Quantitative Trading LLC ("Pico") provides hosting services in the Equinix NY4 Data Center where the Main Session matching engine equipment will be hosted after the move.

Beginning on July 21, 2025, Direct Subscribers may establish connectivity to the Main Session in Equinix NY4. Until the date the matching engine moves to Equinix NY4, orders entered through Equinix NY4 connections will travel to the matching engine located in the CoreSite Data Center.

Once the move to Equinix NY4 is complete, Direct Subscribers who connect via Equinix NY4 will experience reduced latency in their orders reaching the Main Session matching engine relative to Direct Subscribers that establish connectivity to CoreSite. Orders entered through CoreSite connections will travel to the matching engine located in Equinix NY4.

The ATS does not offer cross connections. Direct Subscribers may connect to the Main Session via cross connection when the Subscriber's system is located, or the Subscriber maintains a point of presence, in the same data center used for the Main Session matching engine.

~~As noted below, ILLC does not offer~~ Direct Subscribers who wish to establish cross connections to ~~Subscribers~~ the Main Session in Equinix NY4 will do so through Pico. In the event a Direct Subscriber establishes a cross connection with the ATS, the Subscriber provides, installs and maintains the hardware used for connection. The ATS does not charge a fee for cross connects.

Orders entered into the ATS via a FIX connection do not pass through the Instinet Algorithms or SOR to access the ATS.